SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF ENERGY AND MINES
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Publicly-held company) CNPJ. No. 00001180/0001-26
NOTICE OF MEETING
55th Annual General Meeting

We invite the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B,” No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – FD, on 30 April 2015, at 2:00 p.m., in a Annual General Meeting which shall take place upon first notification with the presence of shareholders representing at least 25% (twenty-five percent) of the voting capital of the Company, to decide on the following Order of the Day:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2014;

2. Decide on management’s proposal for allocating the result of the corporate fiscal year ending on December 31, 2014;

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. Compensation of the members of the Board of Directors, Fiscal Council and Executive Board.

Under the terms of the paragraph of Article 126 of Federal Law No. 6,404/1976, as amended (“Corporate Law”) and the decision of the Honorable Directors of the CVM in proceeding CVM RJ2014/3578, on 04 November 2014, shareholders may be represented in the general meeting: (i) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (ii) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (iii) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code.

Shareholders shall present the following documents to ensure admission into the Meeting (Art. 5th, caput, of CVM Instruction No. 481, of 12.17.2009):

An official identification document with a photo;

An authenticated copy of the updated articles of organization (corporate bylaws or articles of incorporation), in case of a legal person;

Original or authenticated photocopy of a power of attorney granted by the shareholder; and

Original copy of the statement of shareholdings provided by the depositary institution or by the custodian, identifying the status as shareholder.

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

Under the terms of the paragraph of Article 43 of the Company’s Corporate Bylaws, the delivery of the documents proving the status of shareholder and agency is requested at least 72 (seventy-two) hours prior to the time the Annual General Meeting hereby noticed is held, at the Investor Relations Department – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm. However, all shareholders who appear with the documentation needed to participate in the meeting shall be allowed to attend the Annual General Meeting hereby noticed.

As stipulated in Article 141 of the Corporate Law and Articles 1 and 3rd of CVM Instruction No. 165, of 11 December 1991, as amended, Shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the cumulative voting process for the election of the members of the Company’s Board of Directors, provided that the legal time frame of 48 (forty-eight) hours in advance of the date the Annual General Meeting hereby noticed is held, is met.

Decisions shall be taken in the Annual General Meeting hereby noticed by a majority vote, the vote of each shareholder being proportional to his interest in the capital stock of the Company.

Pursuant to Art. 133, § 1 of the Corporate Law and Art. 9th of CVM Instruction No. 481, of 17 December 2009, as amended (“CVM Instruction 481”), all documentation pertaining to the matters which shall be decided by the Annual General Meeting will be available to shareholders at the Investor Relations Department – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and on the websites of the Company (www.eletrobras.com/elb/ir), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Brasília, 27 March 2015.

MÁRCIO PEREIRA ZIMMERMANN

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.